UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

VSOURCE, INC. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
92908B 10 5 (CUSIP Number)
NetCel360 Holdings Limited
c/o NetCel360 Limited
Attention: Phillip E. Kelly
Unit 501, AXA Centre, 151 Glouchester Rd.
Wanchai, Hong Kong
(852) 2259-7888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 15, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92908B 10 5

1.	Names of Reporting Persons. NetCel360 Holdings Limited I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer

          This statement on Amendment No. 1 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

Item 2. Identity and Background.

(a)

Name:  This statement is being filed by NetCel360 Holdings Limited ("NetCel360"), a Cayman Islands corporation, which was a holding company whose subsidiaries were in the business of providing business process outsourcing and technology services in the Asia-Pacific region. NetCel360 is referred to herein as the Reporting Person.

(b)	Residence or business address: The principal business address of the Reporting Person is c/o Goguhoyas Limited, Unit 501, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong.

(c)	Present Principal Occupation or Employment: See Items (a) and (b).

(d)	Criminal Conviction: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)

Court or Administrative Proceedings:  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a corporation organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration:

          On June 22, 2001, pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the "Acquisition Agreement"), the Issuer consummated the acquisition of substantially all of the assets of the Reporting Person, pursuant to which it was to issue and deliver 3,709,699 shares of Common Stock to the Reporting Person as consideration for such assets. The Acquisition Agreement was filed as Exhibit 2.1 to the Issuer's Quarterly Report on Form 10-Q for the period ending April 30, 2001 (SEC File No. 000-30326), which is incorporated herein by reference. The Amendment to Acquisition Agreement, dated June 22, 2001, between the Issuer and NetCel360, was filed as Exhibit 2.2 to Item 7 of the Report on Form 8-K filed by the Issuer on July 2, 2001, which is incorporated herein by reference. In accordance with the terms of the Acquisition Agreement, 2,774,213 of those shares of Common Stock (the "First Tranche Shares") were issued and delivered to the Reporting Person on June 22, 2001. On December 15, 2001, pursuant to a Plan of Reorganization adopted by the Reporting Person (the "Plan of Reorganization"), the Reporting Person distributed all of the First Tranche Shares to its shareholders. As a result, the Reporting Person holds 0 shares of Common Stock.

Item 4. Purpose of Transaction
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(a)

As described in Item 3, the Reporting Person distributed all of the First Tranche Shares to its shareholders pursuant to the Reporting Persons' Plan of Reorganization (the "Plan of Reorganization"), under which it intends to distribute all shares of Common Stock received under the Acquisition Agreement to its shareholders and then be liquidated. As a result, the Reporting Person holds 0 shares of Common Stock.

         In accordance with the terms of the Acquisition Agreement, on December 22, 2001, the Reporting Person expects to receive up to 935,486 shares of Common Stock as payment in full of all remaining consideration due under the Acquisition Agreement (the "Second Tranche Shares"). As of the date of this Amendment No. 1 to Schedule 13D, the exact number has not been determined yet, although such number would in any event be less than 5% of all of the Issuer's issued and outstanding shares of Common Stock. The Reporting Person intends to promptly distribute the Second Tranche Shares to its shareholders in accordance with the Plan of Reorganization and then be liquidated. The Reporting Person does not intend to acquire any more securities of the Issuer.

(b) - (j) Not applicable
Item 5. Interest in Securities of the Issuer.

(a)

Following the distribution of the First Tranche Shares on December 15, 2001, the Reporting Person owns 0% of the Issuer's issued and outstanding Common Stock. As set forth in Item 4, the Reporting Person expects to receive the Second Tranche Shares on December 22, 2001. The exact amount of the Second Tranche Shares has not been determined as of the date of this Amendment No. 1 to Schedule 13D, but such number in any event would represent less than 5% of the Issuer's total issued and outstanding Common Stock.

(b)	See Item (a)

(c)	Except as set forth in Items 4, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on December 15, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Board of Directors of the Reporting Person has adopted a Plan of Reorganization pursuant to which the Reporting Person intends to distribute the shares of Common Stock to its shareholders and then be liquidated.

         The Reporting Person does not otherwise have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

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Item 7. Material to be Filed as Exhibits.
Exhibit 1	Plan of Reorganization of the Reporting Person (incorporated by reference to Exhibit 1 to the Schedule 13D filed on July 3, 2001 by the Reporting Person)

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2001
NETCEL360 HOLDINGS LIMITED, a Cayman Island corporation
By:	/s/ Dennis M. Smith Dennis M. Smith
Title:	Director

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